SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 100-792, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Audit Report of Woori Bank

Date of Submission by Deloitte Anjin LLC, Woori Bank’s independent auditor: March 9, 2016

Audit reports have been furnished as exhibits 99.1 & 99.2

< Consolidated Audit Report >

1.	Independent Auditor’s Opinion : Unqualified Opinion

2. Key Earnings Figures

		(Units: KRW	)
Item	FY 2015	FY 2014
Revenue*	20,481,582,130,595	17,584,425,271,654
Operating Income	1,351,586,549,366	897,709,374,021
Income before Income Tax	1,451,946,530,202	834,395,134,026
Net Income	1,075,392,378,761	1,207,969,578,926
Income Attributable to Controlling Interests	1,059,156,887,415	1,213,981,229,436

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income)

3. Key Financial Figures

		(Units: KRW	)
Item	FY 2015	FY 2014
Total Assets	291,859,072,117,108	270,157,218,887,548
Total Liabilities	272,549,157,390,777	252,063,793,538,302
Total Shareholders’ Equity	19,309,914,726,331	18,093,425,349,246
Capital Stock	3,381,391,855,000	3,381,391,855,000
Shareholders’ Equity*/ Capital Stock (%)	567.5	531.8
Number of Consolidated Subsidiaries	71	78

*	Excluding non-controlling interests

< Non-consolidated Audit Report >

1.	Independent Auditor’s Opinion : Unqualified Opinion

2. Key Earnings Figures

	(Units: KRW)
Item	FY 2015	FY 2014
Revenue*	18,025,296,912,563	15,897,323,473,497
Operating Income	1,090,371,960,046	870,893,532,604
Net Income before Income Tax	1,235,006,711,215	842,979,506,995
Net Income	934,588,941,008	646,298,336,263

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income. (excluding non-operating income)

3. Key Financial Figures

	(Units: KRW)
Item	FY 2015	FY 2014
Total Assets	276,576,908,250,009	256,071,300,962,895
Total Liabilities	257,687,590,644,756	238,214,895,800,930
Total Shareholders’ Equity	18,889,317,605,253	17,856,405,161,965
Capital Stock	3,381,391,855,000	3,381,391,855,000
Shareholders’ Equity/ Capital Stock (%)	558.6	528.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: March 9, 2016	By:	/s/ Seung-Gyu Kim
(Signature)

	Name:	Seung-Gyu Kim
	Title:	Executive Vice President